SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 11)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    June 29, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   22051J100000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,000,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,000,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.80%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   22051J100000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   250,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  250,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.35%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:  22051J100000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   520,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  520,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   520,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.80%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 11 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     On June 29, 1998 Asset Value filed a Complaint in the Court of Chancery of the State of Delaware against Cortech to compel Cortech to hold an annual meeting of stockholders. The complaint is attached hereto as Exhibit I.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit I - Complaint dated June 29, 1998

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 30, 1998


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By: /s/ John W. Galuchie, Jr.
                                        --------------------------------
                                        John W. Galuchie, Jr.
                                        Treasurer and Secretary



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                    EXHIBIT I

                          Complaint dated June 29, 1998




               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


ASSET VALUE FUND, L.P., a Delaware           )
limited partnership,                         )
                                             )
                           Plaintiff,        )       Civil Action No. 16497NC
                                             )                        -------
                                             )
                                             )
                  v.                         )
                                             )
CORTECH, INC., a Delaware corporation,       )
                                             )
                           Defendant.


                                    COMPLAINT
                                    ---------

     Plaintiff Asset Value Fund, L.P., by and through its attorneys, Richards, Layton & Finger, P.A., for and as its complaint under 8 Del. C. section 211 against defendant alleges:

     1. Plaintiff Asset Value Fund, L.P. is the largest single shareholder of defendant Cortech, Inc. ("Cortech" or the "Company") owning approximately 2.0 million, or 10.8% of the Company's issued and outstanding common shares. This is an action to compel the holding of an annual meeting of Cortech, a Delaware corporation previously engaged in the business of research and development of biopharmaceutical products.

     2. Plaintiff has been active in advocating stockholder rights at the Company, and was an opponent of what it believed to be a particularly ill-advised merger proposal between Cortech and BioStar, Inc., which was recently abandoned by the Company.

     3. Moreover, Cortech's performance as a public company has been particularly poor. Having effectively abandoned its internal research and development activities, Cortech recently received notification that it would be de-listed from the Nasdaq National Market System, which action it is currently appealing.

     4. In correspondence with the Company, plaintiff has advocated the removal of the "staggered" or classified board scheme by which the Board of Directors of the Company is divided into three classes. Plaintiff has also advocated removal of the "poison pill" in place at the Company, and urged the adoption of a by-law or charter provision allowing stockholders owning at least 10% of the outstanding stock of the Company to call a special meeting of stockholders. Plaintiff has offered to submit these and other issues for decision by the full stockholder body of Cortech, and to share in the cost of doing so.

     5. Cortech has refused to submit plaintiff's proposals to the Cortech stockholders for decision at a meeting.

     6. Cortech's last annual meeting of shareholders was held on May 28, 1997.

     7. Cortech has not held an annual meeting of shareholders for more than 13 months since its last annual meeting.

     8. At no time since May 28, 1997, have Cortech's stockholders acted by unanimous written consent in lieu of an annual meeting.

     9. On information and belief, at no time since May 28, 1997 have all the directorships which would be filled at an annual meeting of stockholders been vacant and been filled by the written consent of a majority of stockholders of the Company.

     10. Defendant Cortech, having failed to hold an annual meeting, or otherwise been the subject of action by written consent in lieu of a meeting for more than 13 months, has violated the General Corporation Law of the State of Delaware and Plaintiff is entitled to a summary Order of this Court compelling the holding of a meeting of stockholders of the Company to elect directors at the earliest date possible.

     WHEREFORE,  plaintiff prays that the Court enter its Orders, Judgements and
Decrees:

     a. Ordering that a meeting of stockholders of Cortech be held immediately for the purpose of electing directors to fill the directorships which should have been subject to election no later than May 28, 1998;

     b. Setting the record date for such meeting as of the date of this Complaint, or some other date reasonably proximate in time hereto;

     c. Specifying the form of notice for the meeting;

     d. Awarding plaintiff its fees and costs in bringing this action, including its attorneys fees; and

     e. Awarding such other and further relief as may be appropriate in the circumstances or as justice so requires.



                                           /s/ Gregory V. Varallo
                                           -----------------------------
                                           Gregory V. Varallo
                                           Leanne J. Reese
                                           Richards, Layton & Finger, P.A.
                                           One Rodney Square
                                           10th & King Streets
                                           Wilmington, DE 19899
                                              Attorneys for Plaintiff



Dated: June 29, 1998

                                       -3-